MAN LETTERHEAD

April 12, 2010

Ms. Cicely LaMothe
   Branch Chief
Division of Corporation Finance
United States Securities and
-    Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:          Man-AHL 130, LLC
Form 10-K for the fiscal year ended March 31, 2009
Form 10-Q for the period ended December 31, 2010
File No. 000-53217

Dear Ms. LaMothe:

We thank the Staff for its letter of March 26, 2010 commenting on our responses to the Staff's comment letter dated February 26, 2010 with respect to the above referenced Form 10-K and Form 10-Q.  We note that the Staff's most recent comments request the Registrant to take certain actions or include certain information with respect to future filings with the Commission.  On April 1, 2010, the Registrant filed a Form 15 and, accordingly, will not be making any further filings.

If the Staff has any questions or would like any further information, please do not hesitate to call the undersigned at 312-881-6811.

Sincerely,

Alicia B. Derrah Chief Financial Officer Man Investments (USA) Corp, managing member Man-AHL 130, LLC